SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June 23, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Aviva to sell RAC for 1 billion

23 June 2011

AVIVA TO SELL RAC FOR £1 BILLION

• Aviva to sell RAC to The Carlyle Group for £1.0 billion

• Price represents 17 times 2010 net earnings

• The sale is consistent with Aviva's strategic focus on insurance and savings businesses in its priority markets

Aviva plc ("Aviva") announces that it has agreed to sell RAC Limited ("RAC"), the second largest UK roadside assistance provider, to The Carlyle Group ("Carlyle") for £1.0 billion*. The transaction values RAC at 17 times 2010 net earnings**.  Completion, which is subject to regulatory and competition approvals, is expected at the end of the third quarter of 2011.

Carlyle, a global alternative asset manager, with significant experience of investing in UK companies, is fully supportive of the RAC management team, led by RAC's Managing Director Angela Seymour-Jackson, and its strategy to profitably grow the business.

Andrew Moss, Group Chief Executive of Aviva, said:

"The sale of RAC is another important step for Aviva and realises significant value for our shareholders. Together with the recent partial disposal of Delta Lloyd, it demonstrates clear delivery of our strategy and provides the flexibility to deepen our presence in the priority markets where we have strength and scale."

Strategic rationale for the sale

The sale supports Aviva's strategy to focus on insurance and savings businesses in its priority markets and represents further significant progress in the transformation of Aviva's portfolio. The proceeds, which will be held as cash on the balance sheet, will enhance liquidity and further strengthen Aviva's balance sheet, enabling Aviva to continue to invest in its priority markets. In addition to the strategic benefits, Aviva remains confident in meeting the group's near-term financial targets.

Financial impact of the sale on Aviva

Based on 31 December 2010 results, this transaction will increase net assets by £0.6 billion and tangible net assets by £1.0 billion, or approximately 37p per share. Aviva's IGD surplus will improve by £0.2 billion.  The accounting profit on disposal is expected to be £0.6 billion.

Aviva will retain the RAC (2003) pension scheme which at 31 December 2010 had an IAS19 deficit of approximately £160 million. On completion Aviva will make a one off contribution of £67 million into the scheme.

Future commercial relationship between Aviva and RAC

The sale of RAC is consistent with Aviva UK's strategy of maximising the benefits of operating life and general insurance together under one strong brand.  Aviva will continue its commercial relationship with RAC both as a key underwriter of motor insurance on RAC's panel and as a partner, selling RAC breakdown cover to Aviva's customers. As RAC develops its business and extends its product offering both parties will seek to find new areas where they can work closely together.

J.P. Morgan Cazenove acted as sole financial adviser to Aviva.

-ends-

Enquiries:

Media
Nigel Prideaux +44 (0)20 7662 0215
Andrew Reid +44 (0)20 7662 3131

Analysts
Charles Barrows +44 (0)20 7662 8115
Jane Gillis +44 (0)20 7662 8048

Notes to editors:

About RAC

• RAC was acquired in 2005 for an equity value of £1.1 billion.
• Aviva subsequently streamlined the business, disposing non-core businesses raising approximately £0.5 billion.
•     RAC is the second largest roadside assistance provider in the UK, offering vehicle breakdown repair and recovery through a nationwide, branded patrol force, as well as providing other motoring related services, to over 7 million customers.

• RAC also offers insurance broking, legal and motor claims services.
• RAC has approximately 4,000 staff and is headquartered in Bescot, Birmingham
• In the year ended 31 December 2010 (unaudited), RAC results were:
o Profit before tax of £82 million**.
o Net earnings of £59 million**.
o Gross assets of £0.7 billion.
• At completion, RAC's net assets are expected to be £0.4 billion.

About Aviva

Notes to editors:

·	Aviva is the world's sixth largest insurance group, serving over 53 million customers across Europe, North America and Asia Pacific

·
Aviva's main business activities are long-term savings, general insurance, and fund management, with worldwide total sales*** of £47.1 billion and funds under management of £402 billion at 31 December 2010

·	We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

·	The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

·	For broadcast-standard video, please visit www.aviva.com/media/video/

·	Follow us on twitter: www.twitter.com/avivaplc

*    The headline price equates to an equity value of £985 million net of certain liabilities of £15 million. This is before costs related to the separation of RAC and Aviva of £30 million and will be subject to customary adjustments on completion. Net proceeds from the transaction will be paid in cash on completion.

**    Adjusted to exclude pension curtailment gains, profit on the disposal of a subsidiary and, in relation to net earnings, normalisation of tax charge.

*** Based on 2010 published life and pensions PVNBP on a MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

This announcement has been issued by and is the sole responsibility of Aviva. No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by J.P. Morgan Limited (which conducts its UK investment banking activities as J.P. Morgan Cazenove) ("J.P. Morgan Cazenove") or by any of its affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

J.P. Morgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting as sole financial adviser to Aviva and no one else and will not be responsible to anyone other than Aviva for providing the protections afforded to clients of J.P. Morgan Cazenove.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 23 June 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary